UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. 4)*
Wuhan General Group (China), Inc.

(Name of Issuer)
Common Stock

(Title of Class of Securities)
982569-10-5

(CUSIP Number)
December 31, 2010

(Date of Event Which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐ Rule 13d-1(b)
☑ Rule 13d-1(c)
☐ Rule 13d-1(d)
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	982569-10-5	13G	Page	2	of	8	Pages

1	NAME OF REPORTING PERSON Bank of America Corporation

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) :☐
	(b) :☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		3,363,822*

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	8	SHARED DISPOSITIVE POWER

		3,363,822*

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	3,363,822*

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	9.9%*

12	TYPE OF REPORTING PERSON

	HC

*	Includes 1,890,834 shares of Common Stock (“Common Stock”) of Wuhan General Group (China), Inc. (the “Company”) held by Blue Ridge Investments, L.L.C. (“Blue Ridge”) on December 31, 2010. Blue Ridge also held 1,272,779 shares of Series A Convertible Preferred Stock and 429,185 shares of Series B Convertible Preferred Stock of the Company on December 31, 2010, that collectively were convertible into 1,701,964 shares of Common Stock as of such date. The preferred stock is not convertible or exercisable to the extent that the number of shares of Common Stock to be issued pursuant to such conversion or exercise would exceed, when aggregated with all other shares of Common Stock owned by Blue Ridge, the number of shares of Common Stock that would result in Blue Ridge beneficially owning in excess of 9.9% of the then issued and outstanding shares of Common Stock. Blue Ridge may waive this ownership cap on 61 days’ prior notice. As a result of this ownership cap (which was not waived), based upon 32,505,015 shares of Common Stock expected to be issued and outstanding following the Company’s warrant recapitalization, as reported on the report on Form 8-K filed by the Company on December 17, 2010, Bank of America Corporation beneficially owned 3,363,822 shares of Common Stock as of December 31, 2010. If Blue Ridge waived this ownership cap, Bank of America Corporation would beneficially own 3,592,798 shares of Common Stock, or approximately 10.5% of the Company’s outstanding Common Stock.

CUSIP No.	982569-10-5	13G	Page	3	of	8	Pages

1	NAME OF REPORTING PERSON Blue Ridge Investments, L.L.C.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) : ☐
	(b) : ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		3,363,822*

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	8	SHARED DISPOSITIVE POWER

		3,363,822*

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	3,363,822*

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	9.9%*

12	TYPE OF REPORTING PERSON

	OO

*	Includes 1,890,834 shares of Common Stock held by Blue Ridge on December 31, 2010. Blue Ridge also held 1,272,779 shares of Series A Convertible Preferred Stock and 429,185 shares of Series B Convertible Preferred Stock of the Company on December 31, 2010, that collectively were convertible into 1,701,964 shares of Common Stock as of such date. The preferred stock is not convertible or exercisable to the extent that the number of shares of Common Stock to be issued pursuant to such conversion or exercise would exceed, when aggregated with all other shares of Common Stock owned by Blue Ridge, the number of shares of Common Stock that would result in Blue Ridge beneficially owning in excess of 9.9% of the then issued and outstanding shares of Common Stock. Blue Ridge may waive this ownership cap on 61 days’ prior notice. As a result of this ownership cap (which was not waived), based upon 32,505,015 shares of Common Stock expected to be issued and outstanding following the Company’s warrant recapitalization, as reported on the report on Form 8-K filed by the Company on December 17, 2010, Blue Ridge beneficially owned 3,363,822 shares of Common Stock as of December 31, 2010. If Blue Ridge waived this ownership cap, it would beneficially own 3,592,798 shares of Common Stock, or approximately 10.5% of the Company’s outstanding Common Stock.

Item 1(a).	Name of Issuer:

Wuhan General Group (China), Inc.
Item 1(b).	Address of Issuer’s Principal Executive Offices:

Canglongdao Science Park of Wuhan East Lake Hi-Tech Development Zone Wuhan, Hubei 430200 People’s Republic of China
Item 2(a).	Name of Person Filing:

Bank of America Corporation Blue Ridge Investments, L.L.C.
Item 2(b).	Address of Principal Business Office:

Each Reporting Person has its principal place of business office at 100 North Tryon Street, Floor 25, Bank of America Corporate Center, Charlotte, NC 28255.
Item 2(c).	Citizenship:

Bank of America Corporation Delaware Blue Ridge Investments, L.L.C. Delaware
Item 2(d).	Title of Class of Securities:

Common Stock
Item 2(e).	CUSIP Number:

982569-10-5
Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☑	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(K).
If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution:
Not applicable.
Item 4.	Ownership:
(a)	Amount beneficially owned: See Items 9 of cover pages.

(b)	Percent of class: See Items 11 of cover pages.

(c)	Number of shares as to which the person has:
(i)	Sole power to vote or to direct the vote:

(ii)	Shared power to vote or to direct the vote:

(iii)	Sole power to dispose or to direct the vote:

(iv)	Share power to dispose or to direct the disposition of:

See Items 5-8 of cover pages.
Item 5.	Ownership of 5% or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.
Item 6.	Ownership of More than 5% on Behalf of Another Person:

Not Applicable.
Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person:

Blue Ridge Investments, L.L.C. is a wholly owned subsidiary of BANA Holding Corporation, which is a wholly owned subsidiary of BAC North America Holding Company, which is a wholly owned subsidiary of NB Holdings Corporation (the “BANA Parent Companies”), which is a wholly owned subsidiary of Bank of America Corporation. Because of the relationships to the reporting persons (as applicable) each of the BANA Parent Companies may be deemed to beneficially own 3,363,822 shares of Common Stock (representing 9.9% of the shares of Common Stock). Each of the BANA Parent Companies hereby expressly disclaims beneficial ownership of the Common Stock held by the reporting persons.
Item 8.	Identification and Classification of Members of the Group:

Not Applicable.

Item 9.	Notice of Dissolution of Group:

Not Applicable.

Item 10.	Certification:

By signing below, each of the undersigned certifies that, as to the best of such undersigned’s knowledge and belief, the securities referred to above were not acquired and are not for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: February 10, 2011

BANK OF AMERICA CORPORATION
By:	/s/ Jeffrey M. Atkins
	Name:	Jeffrey M. Atkins
	Title:	Managing Director

BLUE RIDGE INVESTMENTS, L.L.C.
By:	/s/ Gary Tsuyuki
	Name:	Gary Tsuyuki
	Title:	Managing Director

Exhibit Index

Exhibit 99.1	Joint Filing Agreement, dated February 10, 2011, between the reporting persons (filed herewith).